Filed by E. I. du Pont de Nemours and Company

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: The Dow Chemical

Company; E. I. du Pont de Nemours and Company

Commission File No.: 001-00815

Talking Points For Use By Leaders — Guidance For Interactions With Employees

We want to prepare you for some important communications that are occurring in late December that impact our colleagues—particularly those in Delaware.

On December 29th, Ed Breen sent a direct communication to our Delaware colleagues describing some difficult news. As we work to reduce our corporate overhead costs and move staff functions into the business as part of our previously announced 2016 cost reduction initiatives, there is a significant impact on jobs in the Wilmington area. As a result, we were required to file a WARN notice with the State of Delaware, which indicates that approximately 1,700 Delaware-based positions will be eliminated. The federal WARN Act requires large employers to give advance notice of significant job reductions.

Especially because we are in the midst of the holiday season, we would have strongly preferred to communicate these details after our internal notifications to employees were completed—but we were required to file this report with the State before December 31st.

We have prepared communications designed to meet the needs of our employees and other local stakeholders. We are communicating first with our employees, with the intention of reaching them directly before they read or hear about impacts in the media.

In addition, today Ed Breen also confirmed that—post-merger—our Specialty Products business will be headquartered in Wilmington.

The news regarding the Delaware job impacts will be challenging for our colleagues in Delaware—and throughout the organization. As a leader, you have an important role to play in helping support them through this difficult period. We have prepared the following talking points to assist in these interactions.

Talking Points

Delaware WARN notice/restructuring impact

•                  After we complete our merger with Dow, we intend to create three strong, independent companies that will be well equipped to thrive, grow, and innovate.

•                  Long-term, that will create jobs and growth opportunities for our employees and the communities in which we do business.

•                  However, we must make some difficult but necessary decisions in the short term to improve our efficiency so that we can remain competitive. That includes executing the $700 million cost reduction and associated restructuring we announced on December 11th.

•                  While this program is being implemented globally, affecting 10% of our workforce, the impact in Delaware will be especially significant, largely reflecting the urgent need to restructure our cost base and, as part of that effort, reduce our corporate overhead costs so that we can remain competitive. It also shows the impact of our efforts to move corporate functions into the businesses, closer to our customers. As a result, approximately 1,700 Delaware-based positions will be eliminated in the beginning of the year.

•                  Some employee notifications already have occurred, and most of the remaining notifications will happen in January.

•                  While we would have preferred to complete our internal notifications before communicating the specifics more broadly, the reality is that timing required us to file a notice—large employers are required by law to give advance notice of significant job reductions—with the State of Delaware before the end of the year.

•                  The timing is especially difficult due to the holidays, but we were legally obligated to report the impacts before the end of the year.

•                  We are aware of the impact of these actions on our colleagues, their families and the Delaware community. Consistent with our Core Values, we will treat those affected with respect and will honor each colleague’s service to the company.

•                  We are providing separation packages, as well as career placement services, and, in some cases, training allowances, to help support our employees and their families through this difficult period.

•                  It is important to understand that none of our Delaware locations are shutting down as a result of the cost restructuring. We continue to operate our global headquarters at Chestnut Run.

Specialty Products Headquarters

•                  We are making important progress in defining the future of the three businesses we intend to create after the merger with Dow is completed.

•                  We have confirmed our Specialty Products business will have corporate headquarters in Wilmington and will continue to be a vital employer in Delaware.

•                  We have much work to do with the three independent companies we intend to establish, including selecting the corporate headquarter location for our agriculture business.

•                  It is important to note that corporate headquarters relates to where corporate positions will be located; it does not necessarily indicate a change in the location of existing positions within the business.

•                  Specialty Products will include DuPont’s Nutrition & Health, Industrial Biosciences, Safety & Protection and Electronics & Communications, as well as the Dow Electronic Materials business.

•                  By bringing together the best of DuPont and Dow, we will create a technology-driven innovative leader based in Wilmington, focused on using chemistry, materials science, and biotechnology to help address some of the world’s toughest challenges in growing markets such as advanced materials for electronics, renewable energy and materials, protective and building materials and healthier food ingredients.

•                  Our complementary offerings will create a new global leader in Electronics Products, and each business will benefit from more targeted investment in their productive technology development and innovation capabilities.

•                  Our leadership in these key segments will be the foundation for further growth, ultimately creating new opportunities for employees, customers—and Delaware.

Conclusion

•                  We have much more work to do, and we have challenging days ahead as we work through our restructuring program, prepare for the merger and further define the three new companies we will create.

•                  But over the long-term, these actions will translate into growth, innovation and new opportunity—for our shareholders, for our customers, for our employees and for the communities in which we operate.

•                  Ed and other senior leaders will be directly engaging with colleagues in the coming months to share more of our vision for the future, how we intend to execute on the merger and contemplated spin-offs, and what it will mean for each team within the organization.

•                  We will continue to update you regularly as we move forward with our plan.

•                  In the meantime, thank you for your commitment.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, The Dow Chemical Company (“Dow”) and E. I. du Pont de Nemours and Company (“DuPont”) will cause Diamond-Orion HoldCo, Inc. (“Diamond-Orion HoldCo”), to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Dow and DuPont and that also will constitute a prospectus of Diamond-Orion HoldCo. Dow, DuPont and Diamond-Orion HoldCo may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Dow, DuPont or Diamond-Orion HoldCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF DOW AND DUPONT ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Dow, DuPont and Diamond-Orion HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Dow or DuPont at the following:

Dow	DuPont
2030 Dow Center	974 Centre Road
Midland, MI 48674	Wilmington, DE 19805
Attention: Investor Relations	Attention: Investor Relations:
1-989-636-1463	1-302-774-4994

Participants in the Solicitation

Dow, DuPont, Diamond-Orion HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding Dow’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Dow’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 27, 2015, which are filed with the SEC.  Information regarding DuPont’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in DuPont’s Form 10-K for the year ended December 31, 2014 and its proxy statement filed on March 23, 2015, which are filed with the SEC.  A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements, including the failure to consummate the proposed transaction or to make or take any filing or other action required to consummate such transaction on a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to, (i) the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the merger, (ii) the ability of Dow and DuPont to integrate the business successfully and to achieve anticipated synergies, risks and costs and pursuit and/or implementation of the potential separation, including timing anticipated, any changes to the configuration of businesses included in the potential separation if implemented, (iii) potential litigation relating to the proposed transaction that could be instituted against Dow, DuPont or their respective directors, (iv) the risk that disruptions from the proposed transaction will harm Dow’s or DuPont’s business, including current plans and operations, (v) the ability of Dow or DuPont to retain and hire key personnel, (vi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, (vii) uncertainty as to the long-term value of Diamond-Orion HoldCo common stock, (viii) continued availability of capital and financing and rating agency actions, (ix) legislative, regulatory and economic developments and (x) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed merger. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Dow’s or DuPont’s consolidated financial condition, results of operations, credit rating or liquidity. Neither Dow nor DuPont assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.